===============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 001-9553

(A) FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAME BELOW.

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

(B) NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                                   VIACOM INC.
                        1515 BROADWAY, NEW YORK, NY 10036



                              REQUIRED INFORMATION

(a) FINANCIAL STATEMENTS. FILED AS PART OF THIS REPORT ON FORM 11-K ARE THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO OF THE INFINITY BROADCASTING CORPORATION UNION EMPLOYEES' 401(k) PLAN AS REQUIRED BY FORM 11-K, TOGETHER WITH THE REPORT THEREON OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT AUDITORS, DATED JUNE 18, 2002.

(b) EXHIBITS. A CONSENT OF PRICEWATERHOUSECOOPERS LLP IS BEING FILED AS EXHIBIT
23.1 TO THIS REPORT.
===============================================================================

INFINITY BROADCASTING
CORPORATION UNION
EMPLOYEES' 401(K) PLAN
DECEMBER 31, 2001 AND 2000

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(K) PLAN
TABLE OF CONTENTS
------------------------------------------------------------------------------



                                                                        PAGE(S)

Report of Independent Accountants                                          1

Statements of Net Assets Available for Benefits                            2

Statement of Changes in Net Assets Available for Benefits                  3

Notes to Financial Statements                                              4-9


SUPPLEMENTAL SCHEDULE

   Schedule of Assets Held at End of Year                                 10



All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Infinity Broadcasting Corporation Union Employees' 401(k) Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Infinity Broadcasting Corporation Union Employees' 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
New York, New York

June 18, 2002

INFINITY BROADCASTING CORPORATION                                             2
UNION EMPLOYEES' 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                           2001                2000
Assets:
    Investments, at fair value                          $  800,372          $1,243,424
    Investment in master trust units                       466,037                --

Receivables:
    Contributions receivable - participants                  5,658               3,051
    Contributions receivable - employer                     27,701              20,719
                                                        ----------          ----------

             TOTAL RECEIVABLES                              33,359              23,770
                                                        ----------          ----------

             NET ASSETS AVAILABLE FOR BENEFITS          $1,299,768          $1,267,194
                                                        ==========          ==========


   The accompanying notes are an integral part of these financial statements.

INFINITY BROADCASTING CORPORATION                                            3
UNION EMPLOYEES' 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
------------------------------------------------------------------------------


Additions to net assets attributed to:
    Investment income:
      Net depreciation in fair value of investments          $  (178,036)
      Interest and dividends                                      16,377
      Plan's interest in master trust units                       24,206
                                                             -----------

                                                                (137,453)

    Contributions:
      Participants                                               183,849
      Employer                                                    27,701
                                                             -----------

                                                                 211,550

              TOTAL ADDITIONS                                     74,097
                                                             -----------

Deductions from net assets attributed to:
    Benefits paid to participants                                 41,523
                                                             -----------

              NET INCREASES                                       32,574
                                                             -----------

Net assets available for benefits:
    Beginning of year                                          1,267,194
                                                             -----------

    End of year                                              $ 1,299,768
                                                             ===========



   The accompanying notes are an integral part of these financial statements.

INFINITY BROADCASTING CORPORATION                                            4
UNION EMPLOYEES' 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------



1.       DESCRIPTION OF PLAN

         The following brief description of the Infinity Broadcasting Corporation ("Infinity" or the "Company") Union Employees' 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for more complete information. Infinity Broadcasting Corporation is a wholly-owned subsidiary of Viacom Inc. ("Viacom").

         (A)   GENERAL

               The Plan, which became effective on January 1, 1988, is a defined-contribution plan available to all eligible union employees of Infinity and its designated affiliates, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         (B)   ELIGIBILITY

               All employees of the Company covered under a collective bargaining agreement which provides for participation in the Plan become eligible to participate in the Plan 60 days from the entry date coinciding with or following the date of attaining age 21 and completion of a year of service, as defined in the Plan agreement.

         (C)   CONTRIBUTIONS

               PARTICIPANTS
               Participants may elect to defer on a before-tax basis, in multiples of 2%, up to 20% of their compensation per pay period through payroll deductions. A participant's maximum annual tax-deferred contribution was limited to $10,500 for 2001 and 2000. This limitation is adjusted annually as provided by Section 402(g)(5) of the Internal Revenue Code (the "Code").

               Participants may also elect to make after-tax contributions up to the maximum annual additional amount permitted by law when added with the other contributions under the Plan. All eligible employees may make rollover contributions to the Plan, subject to approval by the Plan's Administrative Committee.

               EMPLOYER
               The Company makes a matching contribution to the Viacom Company Stock Fund of 100% of the first $1,000 of the participant's before-tax deferred contribution to the Plan at the end of every Plan year. The participant must be employed by the Company on the last day of the Plan year and complete at least 1,000 hours of service during the Plan year to be eligible for the matching contribution.

               Subject to the limitations of Section 415(c) of the Code, the maximum aggregate employee and employer contributions for each participant shall be the lesser of $30,000 or 25% of the participant's annual compensation.

         (D)   PARTICIPANT ACCOUNTS

               Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of the participant's share of the participant directed funds' earnings or losses. Allocations are based on participant account balances, as defined in the Plan agreement. Participant account balances, including the Company's matching contribution, are participant directed at all times.

INFINITY BROADCASTING CORPORATION                                            5
UNION EMPLOYEES' 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


         (E)   VESTING

               A participant's interest in all voluntary and rollover contributions and the cumulative earnings thereon is fully vested and nonforfeitable at all times. All contributions by the Company that are allocated to a participant's account and earnings thereon vest, and become non-forfeitable, ratably over a five year period.

               In addition, the participant will become fully vested in all contributions upon death or disability, as defined in the plan document, upon normal or early retirement (ages 65 or 55 and ten years of service, respectively), or in the event the Plan is terminated or the Company suspends contributions thereunder.

         (F)   FORFEITURES

               Nonvested amounts, which are forfeited as a result of participants terminating their employment, shall be used to reduce future employer contributions. The total amount of forfeitures in 2001 was $1,096. These forfeitures will be used to reduce employer contributions for 2002.

         (G)   DISTRIBUTIONS

               Withdrawals from a participant's after-tax contribution account are permitted at any time, but are limited to one such withdrawal per calendar quarter.

               Withdrawals from a participant's tax-deferred contribution account are permitted after the participant has reached age 59-1/2. In addition, a participant or designated beneficiary may make withdrawals upon termination of employment, disability or demonstration of financial hardship, as defined; however, any such withdrawal made as a result of financial hardship will be limited to the participant's contributions without regard to earnings thereon.

               Upon a participant's retirement, disability or termination of employment, distribution of the participant's vested account will be made in a lump-sum distribution or in substantially equal annual installments over a specified period, as elected by the participant.

               Upon the death of a participant, distribution of the participant's vested account can be made to a designated beneficiary in a lump sum no later than one year after the participant's death.

         (H)   PARTICIPANT LOANS

               Participants may obtain loans against their respective participant accounts. Each participant who has fewer than two loans outstanding from the Plan may request a loan. Upon approval by the Plan administrator, the terms of the loan shall be agreed to by the participant and Plan administrator. In no event shall a loan be outstanding for a period that exceeds five years, unless the loan is used to acquire a principal residence, in which case the loan may not exceed ten years. Each loan shall bear interest at a rate equal to the prime rate set by JP Morgan Chase Bank as of the first day of the plan year in which the loan is made; repayments of interest are credited to the participant's account. Each loan is limited to the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. Loans

INFINITY BROADCASTING CORPORATION                                            6
UNION EMPLOYEES' 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


               are subject to a minimum of $1,000. Principal and interest are paid through payroll deductions.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

         (A)   BASIS OF PRESENTATION

               The accompanying financial statements have been prepared on the accrual basis of accounting.

         (B)   ADMINISTRATION AND MANAGEMENT OF THE PLAN

               The general administration of the Plan and the responsibility for carrying out the provisions of the Plan have been placed with the Viacom Inc. Retirement Committee.

         (C)   INVESTMENTS

               Investments stated at fair value are based on the values of the underlying securities at quoted market prices.

               Viacom and certain affiliated companies entered into a master trust agreement (the "Master Trust") to invest the assets of the Plan and affiliated companies' plans. The Plan became a participant in the Master Trust effective September 1, 2001.
               As of that date, there were two master trust units; the Viacom PRIMCO Stable Value Fund and the Putnam Large Cap
               Growth Fund. Each of these master trust units is a pooled fund maintained exclusively for Viacom's Master Trust. Each participating plan has an undivided interest in the master trust units. Assets in the Viacom PRIMCO Stable Value Fund are managed by Primco, a division of Invesco, Inc. The Viacom PRIMCO Stable Value Fund invests primarily in benefit-responsive guaranteed and synthetic guaranteed investment contracts. The fair value of a unit of participation in the Viacom PRIMCO Stable Value Fund is determined by the investment manager based on the contract value of the underlying investments. The Putnam Large Cap Growth Fund is managed by Putnam Advisory Company, LLC and invests primarily in the common stocks of large U.S. corporations. The fair value of a unit of participation in the Putnam Large Cap Growth Fund is determined by the investment manager based on the quoted market value of the underlying securities.

               Net investment assets and net earnings on the master trust units are allocated daily to the plans investing in the master trust units based on each plan's proportionate interest. Note 4 sets forth the Plan's proportionate interest in the master trust units and certain financial information of the master trust units.

               Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

               Participant loans are valued at cost, which approximates fair value.

         (D)   PAYMENT OF BENEFITS

               Benefits are recorded when paid.

INFINITY BROADCASTING CORPORATION                                            7
UNION EMPLOYEES' 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


         (E)   USE OF ESTIMATES

               The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of plan assets and contingent assets and liabilities at the date of the financial statements and changes in net assets during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently established information. Changes in facts or circumstances may result in revised estimates.

         (F)   RISKS AND UNCERTAINTIES

               The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.       INVESTMENTS

         The following table presents the Plan's investments at December 31, 2001 and 2000. Investments representing 5% or more of the Plan's net assets available for benefits are separately identified.


                                                           2001                  2000
Massachusetts Financial Services:
    Massachusetts Investor Trust Fund                  $         -            $  234,186
Fidelity Advisor Growth
    Opportunities Fund                                           -               288,632
Fidelity Advisor Equity Growth Fund                                              214,381
Viacom PRIMCO Stable Value Fund                            174,934                     -
Putnam Large Cap Growth Fund                               291,103                     -
Barclays Global Investors
    S&P 500 Index Fund                                     551,454                     -
*   Viacom Company Stock Fund                              111,026                72,556
*   Fleet Stable Asset Fund                                      -               146,185
    Other investments
      (less than 5% of net assets)                         137,892               287,484
                                                       -----------            ----------
                                                       $ 1,266,409            $1,243,424
                                                       ===========            ==========

*Party-in-interest

         The Fleet Stable Asset Fund was a money market account managed by Fleet, who was the Plan's trustee until November 1, 2001, and therefore qualifies as a party-in-interest transaction.

INFINITY BROADCASTING CORPORATION                                            8
UNION EMPLOYEES' 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

         Mutual funds                                          $ (160,055)
         Viacom Company Stock Fund                                (17,981)
                                                               ----------
                                                               $ (178,036)


4.       INVESTMENTS IN MASTER TRUST

         The value of the Plan's interest in the total investments of the Viacom PRIMCO Stable Value Fund master trust unit was 0.03% at December 31, 2001 and the allocated share of investment income was 0.01% for the year ended December 31, 2001.

         The value of the Plan's interest in the total investments of the Putnam Large Cap Growth Fund master trust unit was 0.19% at December 31, 2001 and the allocated share of investment income was 1.31% for the year ended December 31, 2001.

         The following table presents the investments of the master trust units at December 31, 2001:

                                                                     2001
Viacom PRIMCO Stable Value Fund:
    Synthetic investment contracts                              $ 264,707,000
    Separate accounts                                             172,253,000
    Guaranteed investment contracts                                76,330,000
    Cash and cash equivalents                                       9,580,000
Putnam Large Cap Growth Fund:
    Common Stocks                                                 156,548,000
                                                                -------------
                                                                $ 679,418,000
                                                                =============


Investment income of the Master Trust for the year ended December 31, 2001 is as follows:

                                                                     2001
Synthetic investment contracts                                  $   6,872,000
Guaranteed investment contracts                                     2,468,000
Separate accounts                                                   2,564,000
Net appreciation - Putnam Large Cap Growth Fund                     1,338,000
Dividends                                                             552,000
Interest income                                                       304,000
Investment manager fees                                              (421,000)
                                                                -------------
             Net investment income                              $  13,677,000
                                                                =============

         The guaranteed investment contracts and synthetic investment contracts are fully benefit-responsive and valued at contract value. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 2001, investments in the master trust units had fair values in the aggregate of $534,898,721. The average yield and crediting interest rate approximated 6% in 2001.

INFINITY BROADCASTING CORPORATION                                            9
UNION EMPLOYEES' 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


5.       TERMINATION OR AMENDMENT

         The Company intends to continue the Plan indefinitely, but reserves the right to change or terminate the Plan in the future. Upon termination of the Plan, all participant accounts at the date of such termination become 100% vested.

6.       FEDERAL INCOME TAXES

         The Plan received a favorable determination letter from the Internal Revenue Service, dated September 9, 1996, indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Service Code ("the Code") and that it is exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter, but the Plan's administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code.

         In February 2002, an application, which is still pending, was submitted to the Internal Revenue Service for an updated determination letter.

7.       ADMINISTRATIVE COSTS

         All administrative costs are paid by the Company.

INFINITY BROADCASTING CORPORATION                                           10
UNION EMPLOYEES' 401(K) PLAN
SCHEDULE OF ASSETS HELD AT END OF YEAR
AS OF DECEMBER 31, 2001                                             SCHEDULE 1
------------------------------------------------------------------------------


NON-MASTER TRUST INVESTMENTS




   Barclays Global Investors S&P 500 Index Fund           $ 551,454
*  Viacom Company Stock Fund                                111,026
   Capital Guardian International Equity Fund                35,453
   EB Aggregate Bond Fund                                    50,499
   Vanguard Star Fund Moderate Growth Portfolio              26,977
*  Participant Loans                                         21,003
   Daily Liquidity Fund - cash equivalent                     3,960
                                                          ---------
                                                          $ 800,372
                                                          =========



*       Party-in-interest

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.


                                         Infinity Broadcasting Corporation
                                         Union Employees 401(k) Plan
                                         By: /s/ PATRICIA STRATFORD
                                             ------------------------------
                                         Name: Patricia Stratford
                                         Title: Vice President and
                                                Assistant Secretary



Dated: June 28, 2002